EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange

The Israeli Securities Authority

Re: Update of 2015 forecast for the Group

The Company is updating the forecast published in connection with the group’s net profit results (see section 1.5 of Chapter A of the Company’s periodic report for 2014 - “The Periodic Report”), as follows:

●   The Net profit attributable to Bezeq’s shareholders is expected to be approximately NIS 1.7 billion.

The execution and realization of the Company’s transaction with Eurocom DBS for the acquisition of Eurocom DBS’s entire holdings in DBS (YES) as well as the amendment to the special collective labor agreement (see sections 1.1.2 and 2.9 to the Company’s quarterly report for the 2015 second quarter) will not affect the forecast.

The company forecasts detailed in this immediate report constitute forward-looking information, as this term is defined in the Israel Securities Law, 5728-1968.

The forecasts are based on the assessments, assumptions and expectations of the Company, and in addition - The forecasts do not include the effects of provisions related to early retirement of employees.

The forecasts are based, among other things, on the group’s assessments concerning the structure of competition in the communications sector and the regulatory arrangements in this field; the economic situation in Israel and, accordingly, the group’s ability to implement its plans for 2015. The actual results may be different than these assessments, considering the changes in all of the above, the business conditions and the effects that could result from regulatory decisions, technological changes, developments in the structure of the telecommunications sector, etc, or in the event of the realization of one or more of the risk factors specified in the periodic report.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.